

13030950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7515 Greenville Avenue, Suite 905
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Mitchell (469) 916-7484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Energy Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANGELA ANN LOPEZ
Notary Public, State of Texas
My Commission Expires
August 22, 2015

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Your Vision Our Focus


TURNER
ts
STONE

March 6, 2013

To the Member of Mitchell Energy Advisors, LLC
7515 Greenville Ave., Suite 905
Dallas, Texas 75231

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Mitchell Energy Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Mitchell Energy Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mitchell Energy Advisors, LLC's management is responsible for Mitchell Energy Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with cleared check copies for checks #5686 and #5775 dated July 20, 2012 and September 14, 2012, respectively, and a copy of check #5875 dated February 7, 2013, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a $500,000 difference;

3. Noted there were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 by comparing it to total revenues listed in the Statement of Operations and Member's Capital noting a $500,000 difference; and

5. There was a prior overpayment of $36,936 reported on Form SIPC-7.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA
GROUP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
March 6, 2013


TURNER
ts
STONE

Turner, Stone & Company, L.L.P.
Accountants & Consultants

Turner, Stone & Company, L.L.P.

Mitchell Energy Advisors, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2012

CONTENTS

Your Vision Our Focus


TURNER
ts
STONE

Independent Auditors' Report

The Member of
Mitchell Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying financial statements of Mitchell Energy Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA
GROUP

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
March 6, 2013

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets

Current assets:	
Cash	$ 11,116,518
Total current assets	11,116,518
Furniture, fixtures and equipment, at cost:	
Furniture and fixtures	133,909
Equipment	63,603
Less accumulated depreciation	(143,510)
Total furniture, fixtures and equipment, net	54,002
Non-current assets:	
Advances to Parent (Note 5)	885,901
Investment in limited partnership, at cost (Note 1)	500,000
Total assets	$ 12,556,421

Liabilities and Member's Capital

Commitments and contingencies (Note 2)	
Member's capital	$ 12,556,421
Total liabilities and member's capital	$ 12,556,421

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	$ 24,051,753
Costs and expenses:	
Travel and entertainment	1,718,588
Salaries	7,224,678
General and administrative	790,576
Legal and professional fees	917,625
Rent expense	70,427
Depreciation expense	16,827
Property tax expense	1,121
Total costs and expenses	10,739,842
Net income	13,311,911
Member's capital, beginning of year	5,159,695
Distributions to member	(5,915,185)
Member's capital, end of year	$ 12,556,421

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Cash received for fees and commissions	$	28,364,253
Cash paid to suppliers		(3,497,216)
Cash paid to employees		(7,224,678)
Property taxes		(1,121)
Net cash provided by operating activities		17,641,238
Cash flows from investing activities:		
Repayment of note receivable		300,207
Advances to parent		(885,901)
Purchase of furniture, fixtures and equipment		(54,810)
Net cash used in investing activities		(640,504)
Cash flows from financing activities:		
Distributions to member		(5,915,185)
Net cash used in financing activities		(5,915,185)
Net increase in cash		11,085,549
Cash at beginning of year		30,969
Cash at end of year	$	11,116,518

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	$	13,311,911
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation expense		16,827
Limited partnership interest received as payment for advisory services included in revenues		(500,000)
Changes in operating assets and liabilities:		
Accounts receivable		4,812,500
Net cash provided by operating activities	$	17,641,238

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

The Company maintains its cash in a financial institution, which, at times, may exceed federally insured limits. At December 31, 2012, the Federal Deposit Insurance Corporation (FDIC) provided unlimited insurance coverage of noninterest-bearing transaction accounts and coverage of up to $250,000 per depositor per bank for interest bearing accounts. Beginning January 1, 2013, the Federal Deposit Insurance Corporation (FDIC) provides insurance coverage of $250,000 per depositor per bank and is no longer insuring non-interest bearing transaction accounts separately from other accounts. Based on the FDIC coverage in effect at January 1, 2013, approximately $10,870,000 of the Company's cash at December 31, 2012 was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2012, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Investment in limited partnership

The Company received approximately 5% of a limited partnership as compensation for advisory services. The services provided had an agreed upon value of $500,000 which was used to record the investment in the partnership. The investment is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company does not have any influence over the partnership's operating and financial policies. Furthermore, the investment does not have a readily determinable market value, and therefore, does not qualify for fair value accounting. Due to the short time the investment has been owned by the Company, the Company's management has not yet determined the estimated fair value of the investment for purposes of consideration of possible impairment.

Revenue recognition

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Client concentrations

For the year ended December 31, 2012, one client represented 90% of the Company's total revenues.

Fair value of financial instruments

In accordance with the reporting requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash approximates its carrying amount due to the short term nature of this instrument. None of the Company's assets are held for trading purposes.

Fair value measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Recent accounting pronouncements

During the year ended December 31, 2012 and through March 6, 2013, there were several new accounting pronouncements issued by the FASB the most recent of which was Accounting Standards Update 2013-5, *Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force).* Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2012, up until the issuance of the financial statements, which occurred on March 6, 2013.

2. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on June 30, 2018. For the year ended December 31, 2012, rent expense totaled $70,427 and included maintenance, and other costs as required by the Company's lease. The following is a schedule by year of future minimum lease payments as of December 31, 2012:

Year ending December 31,	Amount
2013	$ 61,320
2014	62,342
2015	63,364
2016	64,386
2017	65,408
Thereafter	32,704
Total	$ 349,524

In preparing the financial statements, the Company's management has reviewed its contractual obligations, as they relate to the Company's continued operations, and is not aware of any commitment, contingency or guarantee nor any claim to which the Company is subject to that could result in a material loss or future obligation to the Company.

3. NOTE RECEIVABLE:

During the year ended December 31, 2012, a client's accounts receivable balance was converted to a note receivable. The note did not bear interest and required monthly principal payments of $15,000 beginning in February 2012. The Company collected the outstanding balance of this note during the year ended December 31, 2012.

4. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate. Similarly, the financial statements do not include a provision for Texas franchise taxes because they are included in the Member's Texas franchise tax return.

5. RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2012, the Company advanced $885,901 to its Parent. These advances are not formally documented, are unsecured, do not bear or accrue any interest and are due on demand.

During the year ended December 31, 2012, the Company paid $189,400 to the Company's managing director and related family members. These payments are included within distributions and various expenses on the accompanying statement of operations and member's capital.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company was in compliance with no aggregate indebtedness and net capital of $11,116,518.

7. RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital requirement, the greater of:		$ 5,000
1/15% of aggregate indebtedness	$ -	
Minimum dollar requirement	5,000	
Net capital		11,116,518
Excess net capital		$ 11,111,518
Aggregate indebtedness		-
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)		11,116,518
Ratio of aggregate indebtedness to net capital		0%
Ratio of subordinated indebtedness to debt/equity total		-
120% of required net capital		6,000
Net capital in excess of 120% of required Net capital		$ 11,110,518
Total assets		$ 12,556,421
Less: total liabilities		-
Net worth		12,556,421
Deductions from and/or charges to net worth		
Total non-allowable assets	$ 1,439,903	
Other deductions or charges	-	
Excess Fidelity Bond Deductible	-	
Total deductions from net worth		1,439,903
Net capital before haircuts on securities positions		11,116,518
Haircuts on certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts of securities		-
Net capital		$ 11,116,518

There are no material differences between the amounts presented above and the amounts reported on the Company's amended FOCUS report as of December 31, 2012.


TURNER
ts
STONE

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Mitchell Energy Advisors, LLC
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Mitchell Energy Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA
GROUP

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
March 6, 2013